UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Borr Drilling Limited

S. E. Pearman Building
2nd Floor9 Par-la-Ville Road
Hamilton HM11
Bermuda
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Financial Statements and Exhibits.

Exhibit	Description

99.1	Press release dated August 22, 2019.
99.2	Notice of Annual General Meeting and Form of Proxy.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Borr Drilling Limited

By:	/s/ Rune Magnus Lundetræ
Rune Magnus Lundetræ Chief Financial Officer

Date: August 23, 2019